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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris' Interim Report — First Quarter 2005 (Q1)

May 4, 2005

To our stockholders,

        This first quarter of 2005 has proven to be very successful for the Company. Many products reached new development milestones. In particular, we are proud that Solvay, Shionogi and Nippon Kayaku confirmed their commitment to fully develop and financially support the late-stage clinical programs of cetrorelix, an LHRH antagonist, in endometriosis and benign prostate hyperplasia, respectively. We are also excited with the recent commitment by our US-based partner, Spectrum Pharmaceuticals, to advance D-63153, another LHRH antagonist, into Phase II trials in benign prostate hyperplasia and prostate cancer. With these milestones, our LHRH antagonist development strategy is now fully deployed. This reflects our ability to constantly and strategically advance our products through the pipeline, in collaboration with a worldwide network of partners who assume most of the product development costs.

        As part of our growth strategy, we made a first incursion into the United States with the acquisition of Salt Lake city-based, Echelon Biosciences, providing us with complementary technology in oncology.

        Our financial position remains strong with $66.5 million in consolidated cash and short-term investments. Of this amount, about $50.7 million is dedicated to our biopharmaceutical activities to aggressively pursue our business plan in collaboration with our strategic partners.

        Finally, our subsidiary Atrium continued its growth and successfully completed its initial public offering shortly after the end of the first quarter, establishing its market value at approximately $300 million as of May 3, 2005. Æterna Zentaris now holds 50.7% of Atrium which represents an important asset for our Company.

First Quarter and Year-to-Date 2005 Highlights

  •
  Solvay, Shionogi and Nippon Kayaku confirmed their commitment to pursue the late-stage development programs of cetrorelix in benign prostate hyperplasia and endometriosis, respectively.

  •
  Initiation of Phase II trials with D-63153 in prostate cancer and benign prostate hyperplasia.

  •
  Initiation of a Phase I trial with AN-152 in breast and ovarian cancer.

  •
  Positive Phase I results on Growth Hormone Secretagogue, EP-1572, for growth disorders.

  •
  Additional market approvals in Colombia and Germany for Impavido®, the only oral treatment against leishmaniasis, a severe parasitic disease.

  •
  Acquisition of Salt Lake city-based, Echelon Biosciences.

  •
  Æterna Zentaris subsidiary, Atrium, acquired Canadian company, MultiChem, and shortly after the first quarter 2005, completed its initial public offering.

Outlook

        Over the next few months, we will aggressively pursue our strategic product development program, focusing mainly on oncology.

        On behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,

/s/ Gilles Gagnon

Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

First Quarter 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-month period ended March 31, 2005. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.'s interim consolidated financial statements and related notes for the three-month periods ended on March 31, 2005 and 2004. Our consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.

Company Overview

        Æterna Zentaris Inc. ("Æterna Zentaris", "we" or the "Company") is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for in vitro fertilization under the brand name Cetrotide®. Cetrorelix is also in late-stage clinical development for endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

        Æterna Zentaris owns 50.7% of Atrium Biotechnologies Inc. ("Atrium"), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries. Atrium markets a broad portfolio of active ingredients, specialty chemicals and Health & Nutrition finished products through a highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. As of April 6, 2005, Atrium has successfully completed its initial public offering (IPO) of 6,250,000 subordinate voting shares, at a price of $12 per share, for total proceeds of $75 million. The offering included an issuance of 4.2 million subordinate voting shares of Atrium and a secondary offering of 2.1 million shares sold by SGF Soquia Inc. As a result, our participating share in Atrium decreased from 61.1% to 50.7% and our voting rights from 75.5% to 66.8%.

        The Company operates in three segments of operations which are: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

        Æterna Zentaris, along with its wholly-owned subsidiaries Zentaris GmbH and Echelon Biosciences Inc. constitute the Biopharmaceutical segment.

        Our subsidiary Atrium is organized in two business segments: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division. The Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. Through the Health & Nutrition Division, Atrium develops, manufactures and markets proprietary Health & Nutrition finished products.

        Æterna Zentaris' growth strategy is based on improving and leveraging its extensive product portfolio and being active in in-licensing and acquisition of strategic compounds. Its long-term growth strategy includes the establishment of a sales force to become an integrated biopharmaceutical company, primarly in oncology, for the North American and European countries. The Company also intends to remain a strategic shareholder of Atrium and to support its business growth.

Highlights

Consolidated results-at-a-glance
(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2005	2004
	(Unaudited)
	$	$
Revenues	75,914	58,449
R&D, net of tax credits and grants	7,910	7,953
Earnings from operations	7,980	1,584
Net earnings (loss)	145	(2,550)

        In the Biopharmaceutical segment, we started 2005 by completing the acquisition of all issued and outstanding shares of Echelon Biosciences Inc., a privately-held biopharmaceutical company based in Salt Lake City, Utah, USA.

        Echelon's product pipeline is focused on the rapidly emerging field of transduction signalling technology. It has early therapeutic leads (mostly direct PI3K inhibitors) against some forms of cancer and we believe that it is in a position to develop new highly-effective oncology therapeutics. The focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets.

        We also made numerous positive announcements during the quarter regarding significant progress in our product portfolio from early stage clinical trials to approval for commercialisation of existing products in new countries:

Phase I

        On January 18, 2005, we announced the initiation of a company-sponsored Phase I dose-ranging study for our targeted anti-cancer agent AN-152, a novel cytotoxic conjugate which has the potential to selectively and specifically target certain types of cancer cells that express Luteinizing Hormone Releasing Hormones (LHRH) receptors (LHRH receptor positive tumors) and thereby may offer a better safety and efficacy profile as compared to the cytotoxic agent alone.

Phase II

        We announced on March 16, 2005 the decision of our Japanese partners Shionogi & Co., Ltd., and Nippon Kayaku Co., Ltd., to sponsor and to push ahead with the development of cetrorelix, a LHRH antagonist, in the benign prostate hyperplasia (BPH) indication. The first Phase IIa-trial in the Japanese market with cetrorelix in BPH, to be initiated in Q2 2005, will be designed to evaluate safety (systemic and local tolerability) and to explore efficacy (effects on BPH-related parameters such as those measured by using the International Prostate Symptom Score (IPSS)). The multicenter, placebo-controlled and randomized trial using cetrorelix pamoate will comprise both single and multiple dose groups. Data generated in this trial will serve as verification for the applicability of the results from European studies on cetrorelix in BPH to Japanese patients.

        BPH is characterized by an abnormal benign growth of the prostatic tissues caused by testosterone. Worldwide, BPH affects 33 million men 60 and over and represents an interesting market of US$1.7 billion.

Phase III

        We also announced on March 16, 2005 that the upcoming Phase III program with cetrorelix, a LHRH antagonist, will be conducted in endometriosis as a primary indication. This will be sponsored by Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix.

        This decision was made following the successful completion of a broad seven Phase II trial program of cetrorelix in endometriosis, BPH and uterine myoma. It also takes into account recommendations from a thorough market research program showing that endometriosis is still an area of high unmet medical needs. An improved side effects profile, absence of hormonal castration, convenience of dosing, suitability for long-term use as an intermittent treatment and speed of onset of action are among key attributes that could favorably position cetrorelix.

        Endometriosis is the growth of the endometrium, or the inside lining of the uterus, outside of the uterus and is dependent upon the level of estrogens. The total market size is estimated to be around US$800 million.

Commercialization

        Finally, we announced on March 23, 2005 that we have received Colombian Food and Drug Agency approval for Impavido® (miltefosine), to treat the cutaneous form of leishmaniasis, a severe parasitic skin disease estimated to affect millions of people worldwide. This is the first approval of Impavido® for this form of leishmaniasis. The approval also applies for the visceral form (black fever) of leishmaniasis for which Impavido® had already received approval by the Indian and German Regulatory Authorities. Impavido® thus becomes the first orally-administered, breakthrough therapy, approved for the treatment of both visceral and cutaneous leishmaniasis.

        Impavido®, or miltefosine, is an alkylphospholipid that has been marketed in India since 2003 and is also available in Germany. In order to optimize Latin American distribution of Impavido® following the approval, we have granted distribution rights for Colombia to Tecnofarma, a leading Latin American pharmaceutical company. Tecnofarma thus holds rights to the drug for the entire Latin American territory excluding Brazil, where Roche has been granted marketing rights. Tecnofarma is currently preparing the filing of Impavido® in several other Latin American countries.

        Leishmaniasis is a severe tropical disease, second only to malaria. Transmitted by sand flies, leishmaniasis affects millions of people and is, according to the World Health Organisation, endemic in 88 countries throughout the world with nearly 350 million people at risk. It is estimated that 12 million people currently suffer from this disease with 1-1.5 million new cases reported annually. The cure rate of Impavido® is 95%, even in patients resistant to antimony-based standard therapy.

        With positive developments in our product portfolio during the quarter, with the support of our partners around the world and with nearly $51 million in cash and short-term investments dedicated to this segment, we believe that we are in a good position for the next upcoming quarters.

        In the Health & Nutrition segment, revenues were $9.1 million for the quarter ended March 31, 2005 compared to $4.5 million for the same quarter in 2004, an increase of 103%. Earnings from operations for the first quarter of 2005 increased by 82% to $3.2 million compared to the same period in 2004.

        The integration of acquired Pure Encapsulations, Inc. ("Pure Encapsulations") in March 2004 is also now completed. Pure is a company based in Sudbury, Massachusetts, in the United States, which focuses mainly on the development, manufacturing and marketing of nutritional supplements sold through physicians and other healthcare professionals. Pure Encapsulation's acquisition complements Atrium's actual products in this division.

        In the Active Ingredients & Specialty Chemicals segment, the revenues for the quarter ended March 31, 2005 were $50.0 million compared to $41.4 million for the same period in 2004, an increase of 20.8%. Earnings from operations increased by 6.8% from $4.3 million in 2004 to $4.6 million in 2005. On January 24, 2005 Atrium completed of the acquisition of the operating assets of MultiChem for a total consideration of $25.3 million. Founded in 1985, MultiChem is a privately-held Canadian company specialized in the marketing of Active Ingredients & Specialty Chemicals. It has a portfolio of over 400 products sold to more than 500 customers in Canada and the North Eastern United States through its offices in Montreal and Toronto. The MultiChem acquisition allows us to significantly increase our presence in the Canadian market.

Critical Accounting Policies and Estimates

        Please refer to the corresponding section in our 2004 Annual Report for a complete description of our critical accounting policies and estimates. A summary of differences between Canadian and US GAAP is also available by consulting note 24 of our annual 2004 financial statements.

        The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

        Effective January 1, 2005, the designation of our subsidiary Zentaris GmbH was changed from fully integrated to self-sustaining. As a result, the foreign subsidiary's financial statements, whose measurement currency is other than the Canadian dollar, are translated into Canadian dollars using the current rate method. As the change is classification is due to changes in economic facts and circumstances, it has been accounted for prospectively.

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Please refer to notes 1 and 2 of our interim consolidated financial statements for further information about these new standards and their impact on our financial statements.

Consolidated Results of Operations

        The following table sets forth certain Canadian GAAP consolidated financial data in thousands of Canadian dollars, except per share data.

	Three-month periods ended March 31,
	2005	2004
	(Unaudited)
	$	$
Revenues	75,914	58,449

Operating expenses
Cost of sales	45,603	37,128
Selling, general and administrative	12,191	9,621
R&D, net of tax credits and grants	7,910	7,953
Depreciation and amortization	2,230	2,163

	67,934	56,865

Earnings from operations	7,980	1,584
Interest income	376	494
Interest expense	(2,648)	(1,637)
Foreign exchange gain	255	417

Earnings before income taxes	5,963	858
Income tax expense	(3,949)	(1,640)

Earnings (loss) before the following items	2,014	(782)
Non-controlling interest	(1,869)	(1,768)

Net earnings (loss) for the period	145	(2,550)

Basic and diluted net loss per share	—	(0.06)

	As at March 31, 2005	As at December 31, 2004
	(Unaudited)
	$	$
Consolidated balance sheet data
Total assets	388,280	349,228

Long-term liabilities	193,954	156,671

Revenues

        Revenues for the three-month period ended March 31, 2005 were $75.9 million compared to $58.4 million for the same period in 2004. The increase in revenues in 2005 is from all segments and includes additional revenues from the acquisitions of Pure in March 2004, Multichem and Echelon in January 2005 as well as the internal growth. We expect continued growth in revenue for the next quarters of 2005 because of newly acquired companies.

Operating expenses

        Cost of sales for the quarter ended March 31, 2005 was $45.6 million, an increase of $8.5 million compared to $37.1 million for the same quarter in 2004. The increase in cost of sales is directly related to the sales increase generated by the acquisitions made in March 2004 and in 2005. The acquisitions of MultiChem assets and Echelon in January 2005 should increase our cost of sales for the next quarters of 2005.

        Selling, general and administrative (SG&A) expenses for the three-month period ended March 31, 2005 were $12.2 million, an increase of $2.6 million compared to $9.6 million for the same period in 2004. The increase in SG&A expenses in 2005 is primarily due to business acquisitions. We expect SG&A expenses to continue to increase because of newly acquired MultiChem and Echelon at the beginning of 2005.

        R&D expenses, net of tax credits and grants (R&D) for the period ended March 31, 2005 were $7.9 million, a decrease of $0.1 million compared to $8.0 million for the same period in 2004. We expect R&D expenses to increase in the next quarter due to the recent acquisition of Echelon, the emphasis on clinical development of existing products, in particular perifosine, as well as on certain product candidates at preclinical stage.

        Depreciation and amortization (D&A) expense for this first quarter of 2005 remained steady at $2.2 million compared to the same period in 2004. We do not expect major variance in D&A expense for the next quarters of 2005.

        Earnings from operations for the three-month period ended March 31, 2005 were $8.0 million, an increase of $6.4 million compared to $1.6 million for the same period in 2004. The increase in earnings from operations in 2005 is from all segments and is principally due to non recurrent revenues gained in the Biopharceutical segment as well as earnings generated by the acquisitions of Pure in March 2004 and Multichem in January 2005. The acquisition of MultiChem assets in January 2005 in the Active Ingredients and Specialty Chemicals segment should increase our earnings from operations for the next quarters of 2005 and this increase is expected to be offset by the increased R&D expenses combined with lower amounts of revenue from non-recurring milestone payments expected in 2005.

        Interest expense for the first quarter of 2005 was $2.6 million in comparison to $1.6 million for the same period in 2004. The period-over-period increase is mainly due to the expense related to increased debt level by approximately $60 million resulting from the acquisition of Pure in March 2004 and Multichem in January 2005. In addition, the Company elected during the second quarter of 2004, as permitted under the convertible term loan agreements, to add to the principal amount all corresponding unpaid accrued interest as of March 31, 2004 of a total amount of $3.0 million. On the other hand, our cash position increased by $45 million following the initial public offering of Atrium's shares in April 2005. Income tax expense for the first quarter of 2005 was $3.9 million in comparison to $1.6 million for the same period last year. The period-over-period increase is directly related to increase of taxable income of our subsidiaries. We recorded an income tax expense related to earnings generated by all our subsidiaries. For our Canadian operations in the Biopharmaceutical segment, we have to establish a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

        Non-controlling interest for the three-month period ended March 31, 2005 amounted to $1.9 million in comparison to $1.8 million for 2004. Non-controlling interest consists of minority interest in Atrium and its subsidiaries. The increase is directly attributable to the corresponding increase of net earnings of Atrium and its subsidiaries. Because of the initial public offering of Atrium's share subsequent to the end of the quarter, our share in Atrium decreased from 61.1% to 50.7%. Consequently, we expect non-controlling interest to slightly increase in the next quarters of 2005.

        Net earnings for the first quarter of 2005 was $0.1 million or approximately no income no loss per basic and diluted share, compared to a net loss of $2.6 million or $0.06 per basic and diluted share for 2004. The improvement in 2005 reflects higher net earnings from accretive acquisitions in the Active Ingredients and Specialty Chemicals, as well as to the increased revenues in the Biopharmaceutical segment.

        The weighted average number of shares outstanding used to calculate the basic and diluted net earnings per share for the first quarter of 2005 was 45.8 million shares as compared to 45.4 million shares for the same period in 2004. This increase reflects the issuance of common shares following the acquisition of Echelon in January 2005 and the exercise of stock options.

Total Assets

        Total assets, which were $349.2 million as at December 31, 2004, reached $388.3 million as at March 31, 2005. This $39.1 million increase is mainly attributable to the acquisition of Multichem in January 2005. Additional information on segment assets is provided in note 8 of the interim consolidated financial statements.

Biopharmaceutical Segment Results

	Three months ended March 31,
	2005	2004
	(Unaudited) (in thousands of Canadian dollars)
	$	$
Revenues
Sales and royalties	8,464	7,412
License fees	8,405	5,203

	16,868	12,615

R&D expense, net of tax credits and grants	7,792	7,726
Earnings (loss) from operations	169	(4,476)

        Revenues for the three-month ended March 31, 2005, of the Biopharmaceutical segment were $16.9 million, an increase of $4.3 million, compared to $12.6 million for the same period in 2004. Revenues are derived from sales and royalties on Cetrotide® (cetrorelix) and Impavido® (miltefosine), as well as milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of cetrorelix and teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana respectively. The revenue increase in 2005 is mainly attributable to sales from newly acquired Echelon, to additional service costs charged to our partner and to $0.9 million non-recurring milestone payments.

        Our segment revenues are expected to slightly decrease for the remainder of 2005 as we are not expecting to receive any important non-recurring milestone payment this year. However, additional sales are expected to be generated from the acquisition of Echelon.

        R&D expenses, net of tax credits and grants for the period ended March 31, 2005 amounted to $7.8 million, compared to $7.7 million for the same period in 2004. We expect R&D expenses to increase for the remainder of 2005 due to the emphasis on clinical development of existing products, as well as on certain product candidates at preclinical stage.

        Earnings from operations for the three-month period ended March 31, 2005 was $0.2 million, an increase of $4.7 million compared to an operating loss of $4.5 million for the same period in 2004. The decrease in loss from operations in 2005 is principally due to the revenue increase in sales of marketed products, from the sales of reagent products from newly acquired Echelon and to non-recurring revenues gained in the quarter.

Active Ingredients & Specialty Chemicals Segment Results

	Three months ended March 31,
	2005	2004
	(Unaudited) (in thousands of Canadian dollars)
	$	$
Revenues	49,981	41,358
Earnings from operations	4,581	4,289

        Revenues of the Active Ingredients & Specialty Chemicals segment were $50.0 million for the first quarter of 2005, representing an increase of $8.6 million or 20.8% compared to revenues of $41.4 million for the same period last year. This increases is mainly attributable to newly-acquired MultiChem.

        Earnings from operations were $4.6 million for the quarter ended March 31, 2005, representing an increase of $0.3 million or 6.8% compared to $4.3 million for the same period in 2004. This increase is mainly attributable to the MultiChem acquisition in late January 2005.

Health & Nutrition Segment Results

	Three months ended March 31,
	2005	2004
	(Unaudited) (in thousands of Canadian dollars)
	$	$
Revenues	9,086	4,476
Earnings from operations	3,230	1,771

        Revenues of the Health & Nutrition segment were $9.1 million for the first quarter of 2005, representing an increase of $4.6 million or 103% over revenues amounting to $4.5 million for the same quarter in 2004. This increase came primarily from Pure Encapsulations, acquired in March 2004 and from growth in our proprietary product portfolio.

        Earnings from operations were $3.2 million for the three-month period ended March 31, 2005, representing an increase of $1.4 million or 82% compared to $1.8 million in the same period in 2004. Most of this increase came from the acquisition of Pure Encapsulations.

Liquidity, Cash Flows and Capital Resources

        Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

        Our consolidated cash and short-term position reached at $66 million as of March 31, 2005, compared to $58 million as of December 31, 2004, of which nearly $51 million is dedicated to our Biopharmaceutical segment.

        At the beginning of 2005, our subsidiary Atrium refinanced part of its long-term debt through a credit facility, renewable annually, for an authorized amount of $75 million. In addition, shortly after the first quarter of 2005, Atrium successfully completed its initial public offering for a cash increase of approximately $45 million, net of related expenses and underwriter's fees. We believe that these liquidities, combined with the new credit facility, the cash from Atrium's IPO and the cash flows from operations, will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in acquisition of complementary businesses or products may require additional financing.

        The variation of our liquidity by activities is explained below, on a consolidated basis.

Operating Activities

        Cash flows generated from our operations were $6.4 million during the first quarter of 2005 in comparison to cash flows used in our operations in the same period in 2004 in the amount of $5.2 million. This cash inflow is the direct result of higher earnings from all segments and of less cash used by non-cash operating working capital items. For the remainder of 2005, we expect cash flows from operating activities to be affected by an increased burn rate in the Biopharmaceutical segment, which is expected to be nearly $1.5 million per month.

Financing Activities

        For the period ended March 31, 2005, cash flows generated by financing activities were $25.9 million, coming from the issuance of long-term debt for $68.9 million, less repayment of long-term debt and balances of purchase price for an amount of $42.3 million and 0.7 million as for Initial public offering expenses paid by Atrium. $40.3 million long-term debt contracted, less $1 million of long-term debt repayment, explain the inflow in the same quarter in 2004. We expect to have additional funds generated by financing activities in the next quarter because of Atrium's IPO in April 2005.

Investing Activities

        Cash flows used in investing activities (excluding change in short-term investments) were $23.0 million for this first quarter of 2005, mainly for business acquisitions. For 2004, cash flows used in investing activities (excluding change in short-term investments) amounted to $46.7 million, mainly for business acquisitions and purchase of long-term investment.

        We have certain contractual obligations and commercial commitments. Shortly after the first quarter of 2005, our subsidiary Atrium received, following its initial public offering, approximately $45 million which was used as repayment of its credit facility. The following table indicates our cash requirements to respect these obligations after the credit facility repayment:

	Payments due by period
	Total	2005	2006-2008	2009 and above
	(in thousands of Canadian dollars)
	$	$	$	$
Long-term debt	34,691	927	24,857	8,907
Convertible term loans	28,000	—	28,000	—
Balances of purchase price	4,093	4,093	—	—
Operating leases	12,606	2,028	7,183	3,395
Commercial commitments	4,719	4,622	88	9

Total contractual cash obligations	84,109	11,670	60,128	12,311

Outstanding Share Data

        As of May 4, 2005, there were 46,139,814 common shares issued and outstanding and there were 3,447,092 stock options outstanding. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,955,089 shares.

Quarterly Summary Financial Information (Unaudited)
(in thousands of Canadian dollars, except per share data)

	Quarters ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	$	$	$	$
Revenues	75,914	53,541	55,418	65,840
Earnings from operations	7,980	864	5,545	9,177
Net earnings (loss)	145	(2,543)	(1,996)	1,330
Basic and diluted net earnings (loss) per share	—	(0.06)	(0.04)	0.03

	Quarters ended
	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
	$	$	$	$
Revenues	58,449	48,896	37,829	38,875
Earnings (loss) from operations	1,584	(6,434)	(5,400)	(1,128)
Net loss (note 1)	(2,550)	(9,254)	(9,335)	(4,668)
Basic and diluted net loss per share	(0.06)	(0.20)	(0.20)	(0.11)

Note 1: 2003 quarterly information has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after January 1, 2003. We recorded total stock-based compensation expense for the twelve-month period ended December 31, 2003 in the amount of $0.5 million.

Outlook for the next quarters of 2005

Biopharmaceutical Segment

        We expect Cetrotide® (cetrorelix), and Impavido® (miltefosine), to continue to generate significant revenues in 2005.

        We expect to continue to benefit from the support of existing partners for our R&D activities and to increase R&D spending in order to accelerate the development of perifosine and bring certain products into clinical development.

        As part of our growth strategy, we intend to pursue additional partnerships, as well as acquisitions of additional technologies and/or businesses.

Active Ingredients & Specialty Chemicals, as well as Health & Nutrition Segments

        Integration of acquired companies, continuation of internal growth and the pursuit of the acquisition strategy will be the main focus of these segments in the next quarters of 2005.

Financial and Other Instruments

Foreign Currency Risk

        Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended March 31, 2005, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

        Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

        We are exposed to market risk relating to changes in interest rates relating to our short-term investments and variable rate debts. As at April 6, 2005, date on which Atrium reimbursed its credit facility with the amount received from its initial public offering, we have no longer any long-term debts which, in effect, bear interest at floating rates.

Related Party Transactions and Off-Balance Sheet Arrangements

        There were no related party transactions and no off-balance sheet arrangements.

Risk Factors

Risks associated with operations:

  •
  Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

  •
  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

  •
  In addition, our business in the Active Ingredients & Specialty Chemicals segment, as well as in the Health & Nutrition segment is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of our product portfolio; (iv) successfully market new products or product enhancements in a timely manner; (v) price our products competitively; (vi) manufacture and deliver our products in sufficient volumes and in a timely manner; and (vii) differentiate our product offerings from those of our competitors;

  •
  If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have an adverse effect on our operating results;

  •
  Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected;

    In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

  •
  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies;

  •
  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

  •
  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of our key raw materials are sourced from single suppliers. We source raw materials from our suppliers on an ongoing basis at negotiated prices. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results;

  •
  The anticipated current good manufacturing practices ("cGMPs") in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which we rely to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of our Health & Nutrition finished products.

Cash flows and financial resources

        We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

        The development of our subsidiary, Atrium, may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

        We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with newly acquired companies operating in foreign countries, we are more exposed to foreign currency risk. We are presently analysing the possibility of using financial derivatives to mitigate this risk, especially for transactions in US currency.

Key personnel

        Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition program

        We intend to continue to acquire new technologies and/or businesses. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of share prices

        Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

Continuous disclosure

        The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, http://www.sedar.com and http://www.sec.gov/edgar.shtml.

Safe harbour statement

        Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

        Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

On behalf of management,

/s/ Dennis Turpin

Dennis Turpin, CA
Vice President and Chief Financial Officer
May 4, 2005

ÆTERNA ZENTARIS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	As at March 31, 2005	As at December 31, 2004
	(Unaudited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	28,580	28,533
Short-term investments	37,929	29,557
Accounts receivable	69,983	58,288
Inventory	25,454	21,382
Prepaid expenses	4,052	3,068
Future income tax assets	3,452	3,906

	169,450	144,734
Property, plant and equipment	19,731	19,899
Deferred charges and other long-term assets	7,715	6,785
Intangible assets (note 3)	80,627	75,490
Goodwill (note 3)	96,524	86,137
Future income tax assets	14,233	16,183

	388,280	349,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	61,302	50,241
Income taxes	7,245	7,338
Balances of purchase price	4,093	2,553
Current portion of long-term debt	970	12,133

	73,610	72,265
Deferred revenues	23,445	25,557
Convertible term loans	25,409	24,890
Long-term debt	78,721	39,365
Employee future benefits (note 5)	7,292	7,502
Future income tax liabilities	23,251	24,590
Non-controlling interest	35,836	34,767

	267,564	228,936

SHAREHOLDERS' EQUITY
Share capital (note 6)	192,675	189,274
Other Capital	9,422	8,741
Deficit	(78,625)	(78,770)
Cumulative translation adjustment	(2,756)	1,047

	120,716	120,292

	388,280	349,228

Approved by the Board of Directors

/s/ Éric Dupont	/s/ Gérard Limoges
Éric Dupont, PhD Director	Gérard Limoges, FCA Director

The accompanying notes are an integral part of these interim consolidated financial statements

ÆTERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the periods ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars, except share and per share data)

	Three months ended March 31,
	2005	2004
	(Unaudited)
	$	$
Revenues	75,914	58,449

Operating expenses
Cost of sales	45,603	37,128
Selling, general and administrative	12,191	9,621
Research and development costs	8,076	7,978
R&D tax credits and grants	(166)	(25)
Depreciation and amortization
Property, plant and equipment	691	756
Intangible assets	1,539	1,407

	67,934	56,865

Earnings from operations	7,980	1,584
Other revenues (expenses)
Interest income	376	494
Interest expense	(2,648)	(1,637)
Foreign exchange gain	255	417

Earnings before income taxes	5,963	858

Income tax expense
Current	(2,603)	(2,424)
Future	(1,346)	784

	(3,949)	(1,640)

	2,014	(782)
Non-controlling interest	(1,869)	(1,768)

Net earnings (loss) for the period	145	(2,550)

Basic and diluted net loss per share	—	(0.06)

Weighted average number of shares outstanding (note 7)
Basic	45,799,897	45,402,892
Diluted	46,238,901	45,773,001

ÆTERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF DEFICITS

For the periods ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2005	2004
	(Unaudited)
	$	$
Balance — Beginning of period	78,770	73,011
Net loss (earnings) for the period	(145)	2,550

Balance — End of period	78,625	75,561

The accompanying notes are an integral part of these interim consolidated financial statements

ÆTERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2005	2004
	(Unaudited)
	$	$
Cash flows from operating activities
Net earnings (loss) for the period	145	(2,550)
Items not affecting cash and cash equivalents
Depreciation and amortization	2,230	2,163
Future income taxes	1,346	(774)
Deferred charges	410	145
Deferred revenues	(1,178)	3,802
Accretion on convertible term loans	518	415
Employee future benefits	143	60
Non-controlling interest	1,869	1,768
Stock-based compensation costs	876	288
Foreign exchange loss (gain) on long term item denominated in foreign currencies	129	(130)
Change in non-cash operating working capital items (note 5)	(111)	(10,348)

	6,377	(5,161)

Cash flows from financing activities
Payment on balances of purchase price	(1,140)	(1,001)
Increase in long-term debt	68,922	40,251
Repayment of long-term debt	(41,237)	(82)
Issuance of shares, net of related expenses	45	442
Initial public offering expenses of a subsidiary	(691)	—

	25,899	39,610

Cash flows from investing activities
Purchase of short-term investments	(21,019)	—
Proceeds from the sale of short-term investments	12,586	9,503
Purchase of long-term investment	—	(825)
Business acquisition, net of cash and cash equivalents acquired (note 3)	(22,409)	(45,682)
Acquisition of a product line	—	(10)
Purchase of property, plant and equipment	(315)	(191)
Additions to intangible assets	(258)	(35)

	(31,415)	(37,240)

Net change in cash and cash equivalents	861	(2,791)
Effect of exchange rate changes on cash and cash equivalents	(814)	(84)
Cash and cash equivalents — Beginning of period	28,533	22,414

Cash and cash equivalents — End of period	28,580	19,539

Additional information
Interest paid	1,022	26

Income taxes paid	2,403	294

The accompanying notes are an integral part of these interim consolidated financial statements

ÆTERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars, except share and per share data)
(Unaudited)

1.     BASIS OF PRESENTATION

        These interim financial statements as at March 31, 2005 and for the periods ended March 31, 2005 and 2004 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

        The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the designation of Zentaris GmbH which was changed on January 1, 2005 from fully integrated to self-sustaining. Accordingly, the subsidiary's accounts in foreign currencies and operations have been translated into Canadian dollars using the current rate method. As the change in classification is due to changes in economic facts and circumstances, it has been accounted for prospectively.

        All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2.     NEW ACCOUNTING STANDARDS

Financial instruments, Hedges, Comprehensive Income and Equity

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 Financial Instruments — Recognition and measurement, section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Section 3855 expands on section 3860 "Financial Instruments — Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

        Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

        Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

        Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. Adopting these standards is not expected to have a significant impact on the Company's financial statements

3.     BUSINESS ACQUISITION

Echelon Biosciences Inc.

        On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon Biosciences Inc. for a total consideration of $3,566,921 (US$2,869,837) of which an amount of $210,999 for acquisition-related cost was paid cash and the remainder was paid by the issuance of 443,905 common shares of the Company.

        The acquisition is subject to contingent payments specified in the agreement for an approximate amount of $4,200,000 (US$3,500,000) of which an amount of $3,500,000 (US$2,900,000) will be payable in shares and the balance of $700,000 (US$600,000) payable in cash at the latest in January 2008 once the conditions will have been met.

        This company, based in the United States, focuses on the transduction signalling technology. It has early therapeutic leads against some forms of cancer and the focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets.

        The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The purchase price allocation shown below is preliminary and is based on the Company's estimates of fair value. The final allocation is expected to be completed within the next six months and may result in a portion of the purchase price being allocated from goodwill to identifiable intangible assets.

MultiChem Import Export Inc. and MultiChem Trading Inc.

        On January 24, 2005, Atrium Biotechnologies Inc. ("Atrium"), a subsidiary of the Company, through its new subsidiary, MultiChem Import Export (2005) Inc., completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of $25,304,781 of which an amount of $22,647,159, including all acquisition-related costs, was paid cash and $2,657,622 as a balance of purchase price, non-interest bearing. The acquisition is subject to contingent payments specified in the agreement for an approximate amount of $1,500,000.

        This company is a Canadian marketer of active ingredients and specialty chemicals sold to customers in Canada and the North-eastern United States. This acquisition was financed through Atrium's working capital, as well as from the new revolving credit facility.

        This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation shown below is preliminary and is based on the Company's estimates of fair value. The final allocation is expected to be completed within the next six months and may result in a portion of the purchase price being allocated from goodwill to identifiable intangible assets.

        The allocated values of the net assets acquired are as follows:

	Echelon Biosciences Inc.	MultiChem Import Export Inc. and MultiChem Trading Inc.
	$	$
Assets
Current assets	1,001	15,181
Property, plant and equipment	535	86
Intangible assets	120	8,807
Other long-term asset	132	—

	1,788	24,074

Liabilities
Current liabilities	1,038	8,016
Long-term debt	98	—
Future income taxes	70	—

	1,206	8,016

Net identifiable assets acquired	582	16,058
Goodwill	2,985	9,247

Purchase price	3,567	25,305
Consideration
Cash and cash equivalents acquired	(194)	—
Balance of purchase price	—	(2,658)
Amount paid in shares of the Company	(3,356)	—

Net cash paid for the acquisition	17	22,647

4.     COMPANY'S STOCK OPTION PLAN

        The Company has chosen to use the fair value method to account for stock-based compensation costs arising from awards granted to employees after December 31, 2002. We have to disclose pro-forma information relating to net earnings (loss) and earnings (loss) per share as if the fair value method of accounting had been used for awards granted to employees before January 1, 2003.

	Three months ended March 31,
	2005	2004
	$	$
Net earnings (loss) for the period	145	(2,550)
Pro-forma adjustment for stock-based compensation costs	(39)	7

Pro-forma net earnings (loss) for the period	106	(2,543)

Basic and diluted net loss per share	—	(0.06)

Pro-forma basic and diluted net loss per share	—	(0.06)

        The pro-forma amounts may not be representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.

5.     STATEMENTS OF CASH FLOWS AND ADDITIONAL INFORMATION

	Three months ended March 31,
	2005	2004
	$	$
Change in non-cash operating working capital items
Accounts receivable	(2,839)	(10,717)
Inventory	300	(1,078)
Prepaid expenses	(925)	(1,490)
Accounts payable and accrued liabilities	3,190	1,976
Income taxes	163	961

	(111)	(10,348)

Employee future benefit expense	158	106

6.     SHARE CAPITAL

Authorized
Unlimited number of shares of the following classes:
    Common: Voting and participating, one vote per share
    Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.

Issued

	As at March 31, 2005	As at December 31, 2004
	(Unaudited)
	$	$
46,139,814 common shares (45,670,909 as at December 31, 2004)	192,675	189,274

        Pursuant to the exercice of stock options, the Company issued 25,000 common shares for a total proceed of $157,750. Pursuant to the acquisition of Echelon Biosciences Inc, the Company also issued 443,905 common shares.

Instruments convertible into shares

        As at March 31, 2005, the Company has 3,395,592 outstanding stock options. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common shares up to a maximum of 6,955,089 shares.

7.     NET LOSS PER SHARE

        The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number for shares outstanding used in the diluted net loss per share calculation.

	Three months ended March 31,
	2005	2004
Basic weighted average number of shares outstanding	45,799,897	45,402,892
Effect of dilutive stock options	439,004	370,109

Diluted weighted average number of share outstanding	46,238,901	45,773,001

Items excluded from the calculation of diluted net loss per share because the exercice price was greater than the average market price of the common share or their anti-dilutive effect.

	Three months ended March 31,
	2005	2004
Stock options	1,782,833	996,083
Common shares which would be issued following the conversion of the convertible term loans	5,544,554	4,950,495

        For the quarters ended March 31, 2005 and 2004 the diluted net loss per share were the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods were calculated using the basic weighted average number of shares outstanding.

8.     SEGMENT INFORMATION

        Æterna Zentaris' organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the Interim Consolidated Financial Statements are based on this organizational structure and information reviewed by Æterna Zentaris' management to evaluate the business segment results.

        The Company manages its business and evaluates performance based on three operating segments, which are the Biopharmaceutical segment, the Active Ingredients & Specialty Chemicals segment and the Health and Nutrition segment.

        The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

	Three months ended March 31,
	2005	2004
	$	$
Revenues
Biopharmaceutical	16,869	12,615
Active Ingredients and Specialty Chemicals	49,981	41,358
Health and Nutrition	9,086	4,476
Consolidated adjustments	(22)	—

	75,914	58,449

	Three months ended March 31,
	2005	2004
	$	$
Earnings (loss) from operations for the period
Biopharmaceutical	169	(4,476)
Active Ingredients and Specialty Chemicals	4,581	4,289
Health and Nutrition	3,230	1,771

	7,980	1,584

	As at March 31, 2005	As at December 31, 2004
	(Unaudited)
	$	$
Segment assets
Biopharmaceutical	184,752	182,500
Active Ingredients and Specialty Chemicals	142,652	105,587
Health and Nutrition	54,066	53,465
Unallocated	7,236	7,919
Consolidated adjustments	(426)	(243)

	388,280	349,228

9.     COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the current year presentation.

10.   SUBSEQUENT EVENT

        On April 6, 2005, Atrium completed its Initial Public Offering by issuing 4,166,667 subordinate voting shares at a price of $12.00 per share for total gross proceeds of $50,000,004. The share issue expenses and underwriters' fees are estimated at $4,383,333. In addition, to cover over-allotments and for market stabilization purposes, Atrium granted an over allotment option to the underwriters, exercisable for 30 days following the date of the closing of the offering, to purchase up to 625,000 additional subordinate voting shares at the offering price of $12.00 per share. Immediately prior to the closing of the aforementioned offering, Atrium has completed the acquisition of the minority shareholders of Unipex Finance S.A.S. for an amount of $8,899,008. This amount was settled by the issuance of 741,584 subordinate voting shares of Atrium at the offering price of $12.00 per share.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: May 4, 2005	By:	/s/ Mario Paradis Mario Paradis Senior Finance Director and Corporate Secretary

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Interim Consolidated Balance Sheets
Interim Consolidated Statements of Operations
Interim Consolidated Statements of Deficits
Interim Consolidated Statements of Cash Flows
Notes to Interim Consolidated Financial Statements